EXHIBIT 99.9

LSV Asset Management
Financial Statements
As of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

LSV Asset Management
Table of Contents
December 31, 2018

Independent Auditors’ Report

To the Management Committee and Partners of
LSV Asset Management:

We have audited the accompanying financial statements of LSV Asset Management (the Partnership), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes to the financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LSV Asset Management as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018 in accordance with U.S. generally accepted accounting principles.
Emphasis of Matter
As discussed in Note 2 to the financial statements, on January 1, 2018, the Partnership adopted new guidance related to revenue recognition. Our opinion is not modified with respect to this matter.

/s/ KPMG LLP
Philadelphia, PA
February 25, 2019

LSV Asset Management
Balance Sheets
December 31, 2018 and 2017

(in thousands of dollars)

	2018	2017
Assets
Current assets
Cash and cash equivalents	$21,524	$25,333
Management fee receivables, net of allowance for
doubtful accounts of $150 and $0	114,989	128,255
Prepaid expenses and other current assets	1,570	1,651
Total current assets	138,083	155,239
Fixed assets, net of accumulated depreciation and
amortization of $6,851 and $5,942	1,165	1,407
Total assets	$139,248	$156,646
Liabilities and Partners' Capital
Accrued compensation	$44,734	$42,212
Accrued other	1,547	2,439
Total accrued liabilities	46,281	44,651
Due to SEI Funds, Inc.	1,593	1,835
Total current liabilities	47,874	46,486
Partners' capital	91,374	110,160
Total liabilities and partners' capital	$139,248	$156,646

The accompanying notes are an integral part of these financial statements.

LSV Asset Management
Statements of Operations
Years Ended December 31, 2018, 2017 and 2016

(in thousands of dollars)

	2018	2017	2016
Revenue
Management fees	$517,203	$491,872	$399,462
Interest income	842	107	93
Total revenue	518,045	491,979	399,555
Expenses
Compensation, benefits and other personnel	86,978	77,384	60,747
Stock based compensation	1,189	4,746	(1,181)
Consulting and professional fees	3,124	2,671	2,500
Data processing and computer related	10,961	10,430	9,631
Facilities, supplies and other costs	4,037	3,810	3,684
Depreciation and amortization	909	797	793
Total expenses	107,198	99,838	76,174
Net income	$410,847	$392,141	$323,381

The accompanying notes are an integral part of these financial statements.

LSV Asset Management
Statements of Changes in Partners' Capital
Years Ended December 31, 2018, 2017 and 2016

(in thousands of dollars)

Partnership Capital
Balance, December 31, 2015	$88,724
Net income	323,381
Partnership distributions	(323,609)
Balance, December 31, 2016	88,496
Net income	392,141
Partnership distributions	(370,477)
Balance, December 31, 2017	110,160
Net income	410,847
Partnership distributions	(429,633)
Balance, December 31, 2018	$91,374

The accompanying notes are an integral part of these financial statements.

LSV Asset Management
Statements of Cash Flows
Years Ended December 31, 2018, 2017 and 2016

(in thousands of dollars)

	2018	2017	2016
Cash flows from operating activities
Net income	$410,847	$392,141	$323,381
Adjustments to reconcile net income to cash provided
by operating activities
Depreciation and amortization	909	797	793
Increase (decrease) in allowance for doubtful accounts	150	(6)	(5)
Change in assets and liabilities
Decrease (increase)
Management fee receivables	13,116	(23,601)	(13,873)
Prepaid expenses and other current assets	81	(290)	611
Increase (decrease)
Accrued compensation	2,522	6,108	(1,617)
Accrued other	(892)	831	(256)
Due to SEI Funds, Inc.	(242)	244	300
Net cash provided by operating activities	426,491	376,224	309,334
Cash flows from investing activities
Purchases of fixed assets	(667)	(277)	(345)
Net cash used in investing activities	(667)	(277)	(345)
Cash flows from financing activities
Partnership distributions	(429,633)	(370,477)	(323,609)
Net cash used in financing activities	(429,633)	(370,477)	(323,609)
Net (increase) decrease in cash and cash equivalents	(3,809)	5,470	(14,620)
Cash and cash equivalents
Beginning of year	25,333	19,863	34,483
End of year	$21,524	$25,333	$19,863

The accompanying notes are an integral part of these financial statements.

LSV Asset Management
Notes to Financial Statements
Years Ended December 31, 2018, 2017 and 2016

(in thousands of dollars)

1.	Background
LSV Asset Management (“LSV” or the “Partnership”), a Delaware general partnership, is a registered investment advisor that provides management services to institutions, including pension plans and investment companies. LSV uses the Quantitative Value Analysis Method and Software to market its investment advisory services. SEI Funds, Inc. (a wholly-owned subsidiary of SEI Investments Company (“SEI”)) owns approximately 39 percent of the Partnership and the remaining portion, approximately 61 percent is owned by LSV employees and former employees. The general Partnership Agreement has been amended from time to time to include new partners when they are admitted. The partnership interest of each existing partner is diluted on a pro rata basis when a new partner is admitted.
The business and affairs of LSV are managed under the direction of the Management Committee. The Management Committee consists of the remaining original partners and certain other partners of the Partnership. The voting interest by each partner on the Management Committee differs from their partnership ownership percentage.

2.	Summary of Significant Accounting Policies
Cash and Cash Equivalents
LSV considers investment instruments purchased with an original maturity of three months or less to be cash and cash equivalents.
Allowance for Doubtful Accounts
LSV provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. LSV's estimate is based on historical collection experience and a review of the current status of Management fee receivables.
Revenue Recognition and Related Receivables
Management fee receivables on the accompanying Balance Sheets represent receivables earned and billed, as well as earned but unbilled. Unbilled receivables represent services provided but not yet billed. Management fee receivables on the accompanying Balance Sheets consist of the following:

	2018	2017
Management fee receivables	$4,684	$3,176
Unbilled management fee receivables	110,455	125,079
	115,139	128,255
Less: Allowance for doubtful accounts	(150)	—
Total management fee receivables	$114,989	$128,255
The Partnership provides its services on a daily basis. LSV believes the performance obligation for providing its services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by LSV. Fee arrangements are based on a percentage applied to the customer’s assets under management. Fees are received monthly or quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.
As additional consideration for its services noted above, LSV receives fees that vary based on specified performance measures, for example, when a fund or separate account exceeds a specified benchmark or contractual hurdle over a contractual performance period. These fees are earned once account returns have exceeded these specified performance measures and are calculated as a percentage of account

LSV Asset Management
Notes to Financial Statements
Years Ended December 31, 2018, 2017 and 2016

returns. These performance fees are considered variable consideration as the uncertainty is dependent on the value of the assets at future points in time as well as meeting a specified compound hurdle rate, both of which are highly susceptible to factors outside the Partnership’s influence. Revenues are recognized evenly over the contract period once it is probable that a significant reversal will not occur. LSV believes that ratable recognition over the service period is the appropriate approach for recognizing revenue because the services are substantially the same each day and have the same pattern of transfer. Performance fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.
On January 1, 2018, LSV adopted the Accounting Standards Update (ASU) No. 2014-9, Revenue from Contracts with Customers (Topic 606) (Accounting Standards Codification (ASC) 606 (ASC 606)). LSV adopted ASC 606 under the modified retrospective method. LSV reevaluated all of its revenue contracts and determined that the new guidance did not change the timing of when it recognizes revenue.
Allocations of Net Income or Net Loss
In accordance with the Partnership Agreement, all partnership net profits or losses are allocated among the partners in accordance with their respective ownership interests at the time the profits are realized. Such allocations are included in the “Partnership Capital” balance on the accompanying Statements of Changes in Partners' Capital.
Partnership Distributions
In accordance with the Partnership Agreement, Partners' distributions are based upon the net quarterly cash flows of the partnership. Such distributions represent reductions of partners' capital and are included in the Statements of Changes in Partners' Capital. Included in Partnership distributions are state taxes paid on certain partners' behalf and which represent a reduction in Partners' Capital.
Guarantees and Indemnifications
In the ordinary course of business, the Partnership from time to time enters into contracts containingindemnification obligations of the Partnership. These obligations may require the Partnership to make payments to another party upon the occurrence of certain events including the failure by the Partnership to meet its performance obligations under the contract. These contractual indemnification provisions are often standard contractual terms of the nature customarily found in the type of contracts entered into by the Partnership. In many cases, there are no stated or notional amounts included in the indemnification provisions. There are no amounts reflected on the accompanying Balance Sheets related to these indemnifications.

Fixed Assets
Fixed assets consist of the following at December 31:

			Estimated Useful Lives
	2018	2017
Equipment	$3,585	$2,946	3 to 5 years
Leasehold improvements	3,399	3,399	Lease Term
Furniture and fixtures	1,032	1,004	5 years
	8,016	7,349
Less: Accumulated depreciation and amortization	(6,851)	(5,942)
	$1,165	$1,407

LSV Asset Management
Notes to Financial Statements
Years Ended December 31, 2018, 2017 and 2016

Fixed assets are recorded at historical cost. Depreciation of fixed assets is computed using the straight-line method over the estimated useful lives. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements.
Management's Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.
Concentration of Credit Risk
Financial instruments which potentially expose the Partnership to concentrations of credit risk consist primarily of Cash and cash equivalents and Management fee revenue and receivables. Cash and cash equivalents deposits can be maintained with institutions in excess of federally insured limits.
Concentrations of credit risk with respect to our receivables are limited due to the large number of clients and their dispersion across geographic areas. No single group or customer represents greater than 10 percent of total revenue or Management fee receivables.
Fair Value of Financial Instruments
The Partnership's financial instruments consist primarily of cash and cash equivalents. The book value of Cash and cash equivalents, Management fee receivables and Accrued liabilities is considered to be representative of their fair value because of their short maturities. The recorded value of these financial instruments approximates their fair value at December 31, 2018 and 2017.

The accounting standard for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting standard also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

New Accounting Pronouncements
In February 2016, the FASB issued ASU No. 2016-02, Leases (ASU 2016-02), as amended, requiring lessees to recognize a right-of-use asset and a lease liability on the balance sheet for all leases with the exception of short-term leases. For lessees, leases will be classified as either operating or finance leases, with the classification affecting the pattern and classification of expense recognition in the income statement. The updated standard is effective for LSV beginning in the first quarter of 2019. Early adoption is permitted. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. An entity may choose to use either (i) its effective date or (ii) the beginning of the earliest comparative period presented in the financial statements as its date of initial application. LSV expects to adopt the new standard on January 1, 2019 and use the effective date as the date of initial application. As a result, financial information will not be updated and the disclosures required under the new standard will not be provided for periods prior to January 1, 2019. The new standard provides a number of optional practical expedients in transition. LSV expects to elect the package of practical expedients which permits LSV to not reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. As part of its project plan’s preliminary assessment and design implementation phases for the adoption of ASU 2016-02, LSV has adopted implementation controls that allow it to properly and timely adopt ASU 2016-02 on the effective date. While LSV continues to assess all of the effects of adoption, LSV believes the most significant effects relate to the recognition of right-of-use assets and lease liabilities on the balance sheet for office space and certain office equipment and providing significant new disclosures about leasing arrangements. The Company has

LSV Asset Management
Notes to Financial Statements
Years Ended December 31, 2018, 2017 and 2016

completed the process of cataloging existing lease agreements and is currently calculating the right-of-use asset and lease liability.

3.	Commitments and Contingencies
The Partnership has entered into various operating leases for facilities. Some of these leases contain escalation clauses. The aggregate noncancellable minimum commitments at December 31, 2018 are as follows:

2019	$1,249
2020	1,339
2021	1,361
2022	1,384
2023 and thereafter	6,145
$11,478
Rent expense, which is included in Facilities, supplies and other costs on the accompanying Statements of Operations, was $1,225, $1,180, and $1,141 in 2018, 2017, and 2016, respectively.

4.	Income Taxes
No federal or state income taxes are provided for by LSV as each partner is liable for income taxes on their respective share of LSV's taxable income, if any.
LSV's tax return is subject to examination by federal and state taxing authorities. If such examinations result in changes to LSV's taxable income, the tax liability of each partner would change accordingly.

5.	Related Party Transactions

Under LSV's Partnership Agreement, SEI Funds, Inc. is responsible for performing various services to support LSV's advisory business. In connection with such services, SEI Funds, Inc. allocates certain of its costs including employee benefits and other general and administrative expenses to LSV. The total allocated costs were $2,284, $2,130, and $1,824 in 2018, 2017, and 2016, respectively. The amount payable to SEI Funds, Inc. is included in the Due to SEI Funds, Inc. balance on the accompanying Balance Sheets. The balance Due to SEI Funds, Inc. is paid on a monthly basis, is non-interest bearing, and includes compensation, benefits and other general and administrative expenses.
LSV is a party to a number of portfolio investment advisory agreements with SEI Investments Management Corporation, SEI Investments Global, Limited, and SEI Investments Canada Company (all wholly-owned subsidiaries of SEI). Under these agreements, LSV receives an annual fee based on the assets under LSV's management in various SEI-sponsored funds. Total fees earned under these agreements were $20,091, $16,900 and $14,328 in 2018, 2017 and 2016, respectively. The Management fee receivables balance under these agreements on the accompanying Balance Sheets included $1,486 and $1,299 of such fees at December 31, 2018 and 2017, respectively.
Some LSV partners have investment interests in LSV funds. LSV receives an annual fee based on the assets under LSV’s management attributable to the Partners’ interest. Total fees earned from LSV partners for their investments in LSV funds were $3,048, $2,046, and $1,634 in 2018, 2017 and 2016, respectively.
Following completion of eligibility requirements, LSV employees are able to participate in the Capital Accumulation Plan (“CAP”), a SEI‑sponsored employee benefit plan. CAP is a tax-qualified defined contribution plan which provides retirement benefits, including provisions for early retirement and disability

LSV Asset Management
Notes to Financial Statements
Years Ended December 31, 2018, 2017 and 2016

benefits, as well as a tax-deferred savings feature. Participants are vested in employer contributions at the time the contributions are made. All contributions are discretionary and are made from available profits. The employer contribution expense is included in Compensation, benefits and other personnel on the accompanying Statements of Operations. Costs incurred by the Partnership related to the CAP were immaterial in 2018, 2017, and 2016.
Following completion of eligibility requirements, LSV employees are able to participate in a SEI-sponsored employee stock purchase plan. The plan provides for offering of common stock to eligible employees at a price equal to 85 percent of the fair value at the end of the stock purchase period, as defined. Costs incurred by the Partnership related to the employee stock purchase plan were immaterial in 2018, 2017, and 2016.

6.	Accrued stock-based compensation
In March 2009, certain partners (the Contributing Partners) of LSV authorized for designation a portion of their partnership interest for the purpose of providing an interest in LSV to a select group of key employees. The partnership granted portions of the authorized partnership interest to key employees from March 2009 through April 2013. The issuance in April 2013 reflected the remaining amount of the designated partnership interest of the Contributing Partners. At the time partnership interest is granted, rights to receive distributions equal to the full granted percentage transfers to the recipient of the grant. Partnership equity equal to the amount of interest granted is earned over a predetermined vesting period. All profits, losses, distributions and other rights and obligations relating to authorized but undesignated partnership interest remained with the Contributing Partners until such interest was granted. Each issuance must be authorized by unanimous vote of all Contributing Partners. The issuance of an interest in LSV to a key employee provides them an interest in the future profits of LSV. It does not provide them any rights in the management of the partnership or the ability to direct the operations or affairs of LSV. The granted partnership interest is treated as a liability as it is settled in cash and is calculated on projected net income. The granted partnership interest redemption liability amounted to $28,271 and $27,082 at December 31, 2018 and 2017, respectively and is included in Accrued compensation on the accompanying Balance Sheets. The associated expense is recorded as Stock based compensation on the accompanying Statement of Operations.
7.    Variable Interest Entities - Investment Products
LSV has created investment products for its clients in various types of legal entity structures that may be considered variable interest entities (VIEs). LSV serves as the Manager for these investment products and its clients are the equity investors. LSV does not have an equity investment in any of the VIEs and does not have an obligation to enter into any guarantee agreements with the VIEs. Some of the investment products are limited partnerships which have substantive kick-out rights. LSV is not the primary beneficiary as they lack any equity investment and their fees are paid outside of the fund. Therefore, LSV is not required to consolidate any investment products that are VIEs into its financial statements.
8.    Subsequent Events
The Partnership performed an evaluation of subsequent events through February 25, 2019, which is the date the financial statements were made available to be issued.